Exhibit 99.1

[logo] ZARLINK SEMICONDUCTOR                                        News Release
--------------------------------------------------------------------------------

Zarlink Releases First Quarter Fiscal 2006 Results

OTTAWA, CANADA, July 21, 2005 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) today released results for the Fiscal 2006 first quarter ended June 24, 2005, prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

      As anticipated, first quarter revenue was US$45.5 million, compared with US$48.4 million in the previous quarter, and US$55.8 million in the first quarter of Fiscal 2005. Higher revenues in Ultra Low-Power Communications were offset by lower sales in the Consumer Communications and Network Communications business units.

      Zarlink recorded a first quarter net loss of US$3.6 million or US$0.03 per share. This figure includes a US$1.9 million gain relating to the receipt of the final installment on a note receivable payment from X-FAB Semiconductor Foundries and a US$1.5 million gain from foreign exchange transactions. In the Fiscal 2005 first quarter, the Company reported a net profit of US$7.5 million, or US$0.05 per share, which included a US$7.0 million gain on a note receivable.

      Gross margin in the first quarter was 38% of revenue, compared with 27% in the Fiscal 2005 fourth quarter and 45% in the first quarter a year ago. The Company's gross margin in the prior quarter was affected by severance costs associated with restructuring, inventory and other production charges.

      "We are pleased that we met our first quarter financial guidance, and anticipate a modest improvement in second quarter revenues," said Kirk K. Mandy, President and Chief Executive Officer, Zarlink Semiconductor. "This company is clearly in an extended turnaround situation. Our primary short-term goal is to further reduce our fixed costs, begin generating positive cash flow and return to profitability. We are continuing the task of fundamentally repositioning the business on growth markets where we can win with world-class technology, and continue to review all strategic alternatives for the company."

Review of Operations

      Both Research and Development (R&D) and Selling and Administrative (S&A) expenses were lower sequentially in the Fiscal 2006 first quarter as a result of the restructuring implemented in the fourth quarter of Fiscal 2005.

      R&D expenses in the first quarter were US$13.6 million or 30% of revenue, compared with US$19.0 million or 39% of revenue in the fourth quarter, and US$14.9 million or 27% of revenue in the first quarter of Fiscal 2005.

      S&A expenses were US$11.3 million or 25% of revenue in the first quarter, compared with US$20.9 million or 43% of revenue in the fourth quarter, and US$10.7 million or 19% of revenue in the first quarter of Fiscal 2005.

      During the first quarter, the Company made several important product and technology announcements, including:

      o The world's first ultra low-power RF (radio frequency) transceiver chip to fully comply with the MICS (Medical Implant Communication Service) standard for next-generation "in-body" communication systems.

      o The industry's first demodulator to fully meet the stringent NorDig Unified 1.0.2 standard for terrestrial digital TV.

      o     Demonstration of an innovative technology called ToP
            (Timing-over-Packet) that allows carriers to support time-critical voice, video and data services over packet networks.

      Subsequent to quarter end, Zarlink announced the appointment of Dr. Stan Swirhun as Senior Vice President and General Manager, Opto Electronics. Well known as a founder and CEO of Picolight Inc., Dr. Swirhun will focus on developing fiber optic modules and components for niche markets, and boosting profits through operational improvements.

Second Quarter Fiscal 2006 Guidance

      Based on an opening order backlog of US$33 million, compared with US$31 million in the first quarter, Zarlink is forecasting that revenues will be between US$45 million and US$47 million in the second quarter of Fiscal 2006. As a result, Zarlink expects to record a second quarter net loss of US$0.04 to US$0.05 per share.

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, consumer and ultra low-power communications, and high-performance analog. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact investor relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: rapid technological developments and changes; our dependence on our foundry suppliers and third-party subcontractors; increasing price and product competition; our ability to achieve profitability in the future; our exposure to currency exchange rate fluctuations and other factors inherent in our international operations; and other factors referenced in our Annual Report on Form 20-F for the fiscal year ended March 25, 2005. Investors are encouraged to consider the risks detailed in this filing.

                                     - 30 -

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

An open conference call for analysts will be held today from 8:30-9:30 a.m. EDT. Investors, media and other parties are listen-only. Please dial 1-800-814-4860 or 613-287-8027. The replay number is 1-877-289-8525 (passcode 21130710#) or
416-640-1917 (passcode 21130710#). The replay is available until midnight, August 4, 2005. A live audio webcast will be available through www.newswire.ca (Canada NewsWire) or from the Company's website at www.zarlink.com.

For further information:

Michael Salter                              Mike McGinn
Corporate Communications                    Investor Relations
613 270-7115                                613 270-7210
michael.salter@zarlink.com                  mike.mcginn@zarlink.com

                           Zarlink Semiconductor Inc.
                  CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA
       (in millions of U.S. dollars, except per share amounts, U.S. GAAP)
                                   (Unaudited)

                                                                                           Three months ended
                                                                                       June 24,  March 25, June 25,
                                                                                         2005      2005      2004
                                                                                       ----------------------------
Revenue                                                                                $  45.5    $  48.4   $  55.8
Cost of revenue                                                                           28.0       35.3      30.6
                                                                                       ----------------------------
Gross margin                                                                              17.5       13.1      25.2
                                                                                       ----------------------------

Expenses:
  Research and development                                                                13.6       19.0      14.9
  Selling and administrative                                                              11.3       20.9      10.7
  Asset impairment and other                                                              --          4.0      --
  Gain on sale of business                                                                (1.9)      (6.0)     (7.0)
                                                                                       ----------------------------
                                                                                          23.0       37.9      18.6
                                                                                       ----------------------------
Income (loss) from operations                                                             (5.5)     (24.8)      6.6
Other income (expense) - net                                                               1.9        1.3      (0.1)
                                                                                       ----------------------------
Income (loss) from operations before income taxes                                         (3.6)     (23.5)      6.5
Income tax recovery (expense)                                                             --         (0.4)      1.0
                                                                                       ----------------------------

Net income (loss) for the period                                                       $  (3.6)   $ (23.9)  $   7.5
                                                                                       ============================

Net income (loss) attributable to common shareholders                                  $  (4.3)   $ (24.7)  $   7.0
                                                                                       ============================

Net income (loss) per common share:
      Basic and diluted                                                                $ (0.03)   $ (0.19)  $  0.05
                                                                                       ============================
Weighted average number of common shares outstanding (millions):
      Basic                                                                              127.3      127.3     127.3
                                                                                       ============================
      Diluted                                                                            127.3      127.3     127.5
                                                                                       ============================
Percentage of revenue:
      Gross margin                                                                          38%        27%       45%
      Research and development                                                              30%        39%       27%
      Selling and administrative                                                            25%        43%       19%

                           Zarlink Semiconductor Inc.
                   CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                                                Three months ended
                                                                         June 24,    March 25,   June 25,
                                                                          2005         2005        2004
                                                                         --------------------------------
CASH PROVIDED BY (USED IN)
--------------------------
Operating activities:
  Net income (loss) for the period                                       $  (3.6)    $ (23.9)    $   7.5
  Depreciation                                                               1.8         1.9         2.3
  Other non-cash changes in operating activities                            (3.2)       (3.5)       (7.0)
  Stock compensation expense                                                --          --           0.1
  Deferred income taxes                                                      0.1         4.5         0.2
  Decrease (increase) in working capital:
     Trade accounts and other receivables                                    2.6         4.1        (6.5)
     Inventories                                                             1.1         4.9        (4.3)
     Prepaid expenses and other                                             (1.8)        0.4        (2.8)
    Payables and accrued liabilities                                        (9.6)       (2.9)        0.6
     Deferred credits                                                       (0.2)       --          (0.1)
                                                                         -------     -------     -------
Total                                                                      (12.8)      (14.5)      (10.0)
                                                                         -------     -------     -------

Investing activities:
  Purchased short-term investments                                         (28.1)       --         (54.6)
  Matured short-term investments                                            39.6        --          54.8
  Proceeds from disposal of fixed and other assets                           0.2         0.1        --
  Expenditures for fixed and other assets                                   (0.6)       (0.6)       (0.4)
  Proceeds from repayment of note receivable                                 2.0         6.0         7.0
                                                                         -------     -------     -------
Total                                                                       13.1         5.5         6.8
                                                                         -------     -------     -------

Financing activities:
  Repayment of long-term debt                                               --          --          (0.1)
  Payment of dividends on preferred shares                                  (0.5)       (0.5)       (0.5)
  Repurchase of preferred shares                                            (0.4)       (0.6)       --
                                                                         -------     -------     -------
Total                                                                       (0.9)       (1.1)       (0.6)
                                                                         -------     -------     -------

Effect of currency translation on cash                                      (0.3)       (0.2)        0.1
                                                                         -------     -------     -------

Decrease in cash and cash equivalents                                       (0.9)      (10.3)       (3.7)

Cash and cash equivalents, beginning of period                              19.4        29.7        27.0
                                                                         -------     -------     -------

Cash and cash equivalents, end of period                                 $  18.5     $  19.4     $  23.3
                                                                         =======     =======     =======

                           Zarlink Semiconductor Inc.
                         CONSOLIDATED BALANCE SHEET DATA
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                                              June 24,      March 25,
                                                                                2005          2005
                                                                             ------------------------
ASSETS

Current assets:
  Cash and cash equivalents                                                  $   18.5        $   19.4
  Short-term investments                                                         28.1            39.6
  Restricted cash                                                                13.9            13.9
  Trade accounts receivable - net                                                20.9            23.2
  Other receivables                                                               3.9             4.2
  Note receivable                                                                --               0.1
  Inventories                                                                    22.1            23.2
  Prepaid expenses and other                                                      7.7             5.9
                                                                             ------------------------
                                                                                115.1           129.5
Fixed assets - net                                                               32.2            33.4
Deferred income tax assets - net                                                  3.4             3.5
Other assets                                                                      4.6             4.9
                                                                             ------------------------
                                                                             $  155.3        $  171.3
                                                                             ========================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Trade accounts payable                                                     $   10.2        $   14.6
  Employee-related accruals                                                       9.0             9.6
  Income and other taxes payable                                                  3.3             3.5
  Current portion of provisions for exit activities                               3.1             7.9
  Other accrued liabilities                                                       6.4             5.8
  Deferred credits                                                                1.2             1.4
                                                                             ------------------------
                                                                                 33.2            42.8
Long-term debt                                                                    0.1             0.1
Long-term portion of provision for exit activities                                0.8
                                                                                                  0.9

Pension liabilities                                                              17.8            19.3
                                                                             ------------------------
                                                                                 51.9            63.1

Redeemable preferred shares, unlimited shares authorized;
   1,327,600 shares issued and outstanding as at June 24, 2005                   17.0            17.2
                                                                             ------------------------

Shareholders' equity:
  Common shares, unlimited shares authorized; no par value;
    127,308,973 shares issued and outstanding as at June 24, 2005               768.4           768.4
  Additional paid-in capital                                                      2.0             2.2
  Deficit                                                                      (650.6)         (646.5)
  Accumulated other comprehensive loss                                          (33.4)          (33.1)
                                                                             ------------------------
                                                                                 86.4            91.0
                                                                             ------------------------
                                                                             $  155.3        $  171.3
                                                                             ========================

                           Zarlink Semiconductor Inc.
                             SUPPLEMENTARY SCHEDULES
       (in millions of U.S. dollars, except per share amounts, U.S. GAAP)
                                   (Unaudited)

Cash, Cash Equivalents, Short-Term Investments and Restricted Cash

As a supplementary measure to effectively manage the Company's total cash assets, management combines its cash and cash equivalents, short-term investments and restricted cash to represent the Company's total portfolio of cash assets. Short-term investments comprise highly liquid low risk debt instruments that are held to maturity with terms of not greater than one year, but generally for much shorter periods. Restricted cash consists of cash pledged with a bank as collateral for various letters of credit. In this supplementary schedule, investing activities exclude items related to purchased short-term investments and matured short-term investments; financing activities exclude the hypothecation of cash under letters of credit; and the effect of currency translation is calculated on all cash assets. The combination of cash, cash equivalents, short-term investments and restricted cash is a non-GAAP measure. A detailed reconciliation to arrive at the supplementary measure of cash, cash equivalents, short-term investments and restricted cash is presented below as part of this earnings press release. Readers are cautioned that cash, cash equivalents, short-term investments and restricted cash combined together do not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures prescribed by other companies. These indicators should not be considered as a substitute or alternative for the consolidated statements of cash flows.

                                                                                    Three months ended
                                                                             June 24,    March 25,   June 25,
                                                                               2005        2005       2004
                                                                             --------------------------------
Cash and cash equivalents, beginning of period                               $  19.4     $  29.7     $  27.0
Short-term investments, beginning of period                                     39.6        39.6        54.8
Restricted cash, beginning of period                                            13.9        13.9        10.0
                                                                             --------------------------------
Cash, cash equivalents, short-term investments and restricted
  cash, beginning of period                                                     72.9        83.2        91.8
                                                                             --------------------------------

Cash provided by (used in):
Operating activities, before changes in working capital                         (4.9)      (21.0)        3.1
Changes in working capital                                                      (7.9)        6.5       (13.1)
                                                                             --------------------------------
Operating activities                                                           (12.8)      (14.5)      (10.0)

Investing activities                                                             1.6         5.5         6.6

Financing activities                                                            (0.9)       (1.1)       (0.6)
                                                                             --------------------------------
Cash inflows (outflows) before the effect of currency
  translation on cash, cash equivalents, short-term
  investments and restricted cash                                              (12.1)      (10.1)       (4.0)
                                                                             --------------------------------

Effect of currency translation on cash, cash equivalents,
  short-term investments and restricted cash                                    (0.3)       (0.2)        0.1
                                                                             --------------------------------

Cash, cash equivalents, short-term investments and restricted
  cash, end of period                                                        $  60.5     $  72.9     $  87.9
                                                                             ================================

Represented by:
Cash and cash equivalents, end of period                                     $  18.5     $  19.4     $  23.3
Short-term investments, end of period                                           28.1        39.6        54.6
Restricted cash, end of period                                                  13.9        13.9        10.0
                                                                             --------------------------------
                                                                             $  60.5     $  72.9     $  87.9
                                                                             ================================

                           Zarlink Semiconductor Inc.
                             SUPPLEMENTARY SCHEDULES
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

Product Information

Revenue, by product, was distributed as follows:

                                                Three Months Ended
                                          June 24,   March 25,  June 25,
                                            2005       2005       2004
                                          ------------------------------

      Network Communications              $  22.2    $  24.6     $  25.9
      Consumer Communications                14.9       16.4        19.2
      Ultra Low-Power Communications          8.4        7.4        10.7
                                          ------------------------------
      Total                               $  45.5    $  48.4     $  55.8
                                          ==============================

Geographic Information

Revenue, based on the geographic location of Zarlink's customers, was distributed as follows:

                        Three Months                 Three Months              Three Months
                            Ended         % of          Ended         % of         Ended         % of
                        June 24, 2005     Total     March 25, 2005    Total    June 25, 2004     Total
                        -------------     -----     --------------    -----    --------------    ------
Asia - Pacific             $  21.7         48%         $  21.4         44%         $  24.0         43%
Europe                        12.8         28             15.4         32             16.0         29
Americas                      11.0         24             11.6         24             15.8         28
                           -------        ---          -------        ---          -------        ---
                           $  45.5        100%         $  48.4        100%         $  55.8        100%
                           =======        ===          =======        ===          =======        ===

                           Zarlink Semiconductor Inc.
                             SUPPLEMENTARY SCHEDULES
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

Information on Business Segments

Three Months                                          Network          Consumer        Ultra Low-Power    Unallocated
Ended June 24, 2005                                Communications    Communications    Communications        Gains          Total
                                                   --------------    --------------    ---------------    -----------       -----
Revenue                                                 $22.2            $14.9             $ 8.4             $ --           $45.5
Depreciation of buildings and equipment
                                                          0.9              0.5               0.4               --             1.8
Gain on sale of foundry business                         --               --                --                 (1.9)         (1.9)
Segment's operating income (loss)                        (2.8)            (3.6)             (1.0)               1.9          (5.5)

Three Months                                          Network          Consumer        Ultra Low-Power    Unallocated
Ended March 25, 2005                               Communications    Communications    Communications        Gains          Total
                                                   --------------    --------------    ---------------    -----------       -----
Revenue                                                 $24.6            $16.4             $ 7.4             $ --           $48.4
Depreciation of buildings and equipment
                                                          1.2              0.6               0.1               --             1.9
Asset impairment and other                                1.3              2.5               0.2               --             4.0
Gain on sale of foundry business                         --               --                --                 (6.0)         (6.0)
Segment's operating income (loss)                       (10.9)           (13.5)             (6.4)               6.0         (24.8)

Three Months                                          Network          Consumer        Ultra Low-Power    Unallocated
Ended June 25, 2004                                Communications    Communications    Communications        Gains          Total
                                                   --------------    --------------    ---------------    -----------       -----
Revenue                                                 $25.9            $19.2             $10.7             $ --           $55.8
Depreciation of buildings and equipment
                                                          1.0              0.8               0.5               --             2.3
Gain on sale of foundry business                         --               --                --                 (7.0)         (7.0)
Segment's operating income (loss)                         2.1             (2.0)             (0.5)               7.0           6.6